UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934, as Amended
(Amendment No. 12)*

Tipperary Corporation

(Name of Issuer)

Common Shares, $0.02 par value per share

(Title of Class of Securities)

888002300

(CUSIP Number)

Lawrence M. Mages

Merrick D. Hatcher

Bell, Boyd & Lloyd LLC

70 West Madison Street, Suite 3300

Chicago, Illinois 60606

(312) 372-1121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888002300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Slough Estates USA Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,238,844

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,022,273

	10.	Shared Dispositive Power 216,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,022,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 55.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Slough Trading Estate Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom, England, and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,238,844

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,022,273

	10.	Shared Dispositive Power 216,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,022,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 55.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Slough Estates plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,238,844

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,022,273

	10.	Shared Dispositive Power 216,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,022,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 55.8%

14.	Type of Reporting Person (See Instructions) HC

This Amendment No. 12 relates to the Statement on Schedule 13D originally filed on October 16, 1986, as amended by Amendments No. 1-10 and amended and restated by Amendment 11 on August 15, 2002 by (i) Slough Estates USA Inc. (“Slough USA”), a Delaware corporation; (ii) Slough Trading Estate Limited, a United Kingdom limited company; and (iii) Slough Estates plc, a United Kingdom public limited company (together “Slough Estates” or the “Reporting Person”)(“Amendment 11”), is being filed solely for the purpose of reporting a decrease in the Reporting Person’s percentage ownership of shares of Tipperary Corporation’s common stock by an amount in excess of 1.0% of the total number of outstanding shares of such common stock since Amendment 11.

Items 2, 5, 6 and 7 of Amendment No. 11 to Schedule 13D filed by the Reporting Person, are hereby amended as set forth below.  All other information contained in such Schedule remains correct.  All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Amendment No. 11 to Schedule 13D.

Item 2.	Identity and Background
Item 2 is hereby amended to replace the previously filed Schedule A in its entirety with new Schedule A attached hereto.

Item 5.	Interest in Securities of the Issuer
Items 5(a) – (c) are hereby amended to read in their entirety as follows:

(a) – (b).  As a result of the transactions described in Item 3 (as reported in Amendment 11) and Item 5(c) below, the Reporting Person may be deemed to be the beneficial owner of 24,022,273 shares of Common Stock, which includes the derivative right under Warrant A and Warrant B to acquire an aggregate of 1,700,000 shares of Common Stock.  Those shares of Common Stock beneficially owned by the Reporting Person constitute approximately 58.1% of the total issued and outstanding Issuer Common Stock, based on the 39,333,989 shares of Common Stock outstanding as of August 11, 2004, plus the addition of derivative shares that would be issued pursuant to the exercise of Warrant A and Warrant B.  The Reporting Person may be deemed to have the sole power to vote these shares of Common Stock.  Furthermore, the Reporting Person could be considered the beneficial owner of 216,571 shares held as collateral (the “Collateral Shares”) for a promissory note due from Mr. McAuley (the “Note”).  Pursuant to an agreement between the Reporting Person and Mr. McAuley, any sale of Issuer stock by the Reporting Person will be proportionately allocated among the shares owned by the Reporting Person and the Collateral Shares, with a portion of the proceeds from the sale of the Collateral Shares being applied to the Note.

(c).  Pursuant to a privately negotiated Purchase Agreement dated September 20, 2004, Slough USA sold in the aggregate 1,500,000 shares of Common Stock for the purchase price of $4.00 per share to certain investment advisory accounts of Wellington Management Company, LLP.  To the knowledge of the Reporting Person, no other transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated to read in its entirety as follows:

“Other than (i) as set forth below, (ii) the agreements with respect to the Collateral Shares held by the Reporting Person as collateral for a note from Mr. McAuley, as discussed in Items 3 and 5, and (iii) the Purchase Agreement discussed in Item 5(c), each of which are incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Slough Estates plc, a United Kingdom public limited liability company, wholly owns Slough Trading Estate Limited, a United Kingdom limited liability company, which wholly owns Slough Estates USA Inc., which is the majority shareholder of Tipperary Corporation.  Each of Messrs. Douglas Kramer and Marshall Lees is a director of Tipperary Corporation, Slough Estates USA Inc., Slough Trading Estate Limited, and Slough Estates plc.  Additionally, Mr. Lees is the Chief Executive Officer of Slough Estates USA Inc.”

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
1. Purchase Agreement, dated September 20, 2004.
2. Joint Filing Agreement, dated September 30, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 30, 2004

SLOUGH ESTATES USA INC.

	By:	/s/ R W Rohner
R W Rohner
Senior Vice President

SLOUGH TRADING ESTATE LIMITED

	By:	/s/ R D Kingston
R D Kingston
Director

SLOUGH ESTATES PLC

	By:	/s/ I D Coull
I D Coull
Chief Executive

SCHEDULE A

Executive Officers and Directors of the Reporting Person

The following tables set forth the name, business address, and present principal occupation or employment of each executive officer and director of the Reporting Person.

Name and Business Address	Position(s) Held with Slough Estates USA Inc.	Position(s) Held with Slough Trading Estate Limited	Position(s) Held with Slough Estates plc	Principal Business Occupation
David A. Arthur Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director		Chartered Surveyor Director, Slough Trading Estate Business Watch Limited

Stephen M. Bailey Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director	Senior Manager, Investment Property	Chartered Surveyor

Lord Blackwell c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Non-Executive Director	Non-Executive Director: Standard Life; The Corporate Services Group plc Chairman, Smartstream Technologies Ltd. Senior Advisor, KPMG Corporate Finance

Jon Bergschneider Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3220, Chicago, IL 60611	Vice President Development

I. W. Finlay Heron’s Hill 2025 Sheppard Avenue East, Suite 4106 Toronto, Ontario M2J 1V7			Senior Manager, Canada

Peter H. Fritts Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3220, Chicago, IL 60611	Assistant Secretary

Name and Business Address	Position(s) Held with Slough Estates USA Inc.	Position(s) Held with Slough Trading Estate Limited	Position(s) Held with Slough Estates plc	Principal Business Occupation
John A. N. Heawood Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director	Executive Director	Chartered Surveyor

Stephen L. Howard c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Non-Executive Director	Executive Director, Cookson Group plc Non-Executive Director, Novar plc

Philip N. Jackson c/o 342 Edinburgh Avenue, Slough, SL1 4TU, England		Director	Senior Manager, Slough Heat & Power Limited	Managing Director, Association of Independent Electricity Producers Limited

Richard D. Kingston Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Director	Executive Director and Financial Director	Accountant

Douglas Kramer Draper & Kramer, Inc., 33 West Monroe St., Ste 1900, Chicago, Illinois 60603	Director and Non-Executive Chairman		Non-Executive Director	Chairman, Draper & Kramer, Incorporated Non-Executive Chairman, Slough Estates USA Inc. Director, Tipperary Corporation

Marshall D. Lees Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3220, Chicago, IL 60611	Chief Executive Officer, President, and Director		Executive Director	Director, Tipperary Corporation Chief Executive Officer and President, Slough Estates Canada

The Rt. Hon. Lord MacGregor of Pulham Market, OBE c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Non-Executive Director	Non-Executive Director: Associated British Foods plc; Uniq Plc and Friends Provident; European Supervisory Board of DAF Trucks NV, Netherlands

Name and Business Address	Position(s) Held with Slough Estates USA Inc.	Position(s) Held with Slough Trading Estate Limited	Position(s) Held with Slough Estates plc	Principal Business Occupation
Sir Nigel Mobbs Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Chairman of the Board	Non-Executive Chairman, Bovis Homes Group PLC Non-Executive Director: Howard de Walden Estates

Paul Orchard-Lisle, CBE TD DL c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England			Deputy Chairman and Non-Executive Director	Non Executive Director, Europa Capital Partners Executive Chairman, Falcon Property Trust

John R. Probert c/o Slough Estates plc, 234 Bath Road, Slough, SL 1 4EE, England		Secretary	Secretary	Chartered Secretary

Randall W. Rohner Slough Estates USA Inc., 444 N. Michigan Avenue, Suite 3220, Chicago, IL 60611	Chief Financial Officer, Senior Vice President, Treasurer, and Secretary